JNL SERIES TRUST
                    1 Corporate Way, Lansing, Michigan 48951
                                 (517) 381-5500


August 8, 2007

Securities and Exchange Commission                           VIA EDGAR
450 Fifth Street, N.W.
Washington, D.C.  20549

Re: JNL Series Trust
    File Nos: 33-87244 and 811-08894

Dear Sir/Madam:

On behalf of JNL Series Trust (the Fund) enclosed herewith for electronic filing pursuant to Rule 14(c) under the Securities Exchange Act of 1934, as amended, is the Preliminary Information Statement to be sent to the shareholders of the Fund and its variable contract owners in connection with certain events and transactions related to the following transaction:

Certain events and transactions that have been deemed to be an assignment of the current Investment Sub-Advisory Agreement between Jackson National Asset Management, LLC ("JNAM" or "Adviser") and Putnam Investment Management, LLC ("Putnam"). To the extent that the sale has been deemed to be an "assignment" (as defined under the Advisers Act and the 1940 Act) of the investment sub-advisory agreement between the Adviser and Putnam ("Investment Sub-Advisory Agreement"), the Investment Sub-Advisory Agreement would terminate in accordance with the terms of the 1940 Act.

Please do not hesitate to contact me at (517) 367-4336 to discuss the Preliminary Information Statement.

Sincerely yours,

/s/ Susan S. Rhee

Susan S. Rhee

Enclosure
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                                JNL SERIES TRUST
                    1 Corporate Way, Lansing, Michigan 48951
                                 (517) 381-5500


August 8, 2007


VIA EDGAR

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Ellen Sazzman

Re:      JNL Series Trust
         File Nos: 33-87244 and 811-8894

Dear Commissioners:

I am writing on behalf of the above referenced registrant. We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (517) 367-4336 if you have any questions.

Respectfully,

/s/Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary
JNL Series Trust